Exhibit 99.(h)(30)

WisdomTree Rules-Based Methodology

WisdomTree BioRevolution Index

Last Updated April 2021

WisdomTree Rules-Based Methodology

Methodology Guide for the WisdomTree BioRevolution Index

1.	Index Overview and Description

The WisdomTree BioRevolution Index [referred to as “the Index”] is designed to track the performance of companies that will be significantly transformed by advancements in genetics and biotechnology. These advancements include, but are not limited to, the application of genetic technologies to prevent and treat disease; the applications of human genetic technologies to new classes of consumer products personalized for each individual; the transformation of agriculture, aquaculture, and food production, creating healthier and more sustainable models for feeding the growing global population; biological re-engineering used to produce an increasing percentage of the physical inputs needed for manufacturing; and/or DNA as a storage solution (collectively, “BioRevolution Activities”).

2.	Index Governance

The Index is overseen by the WisdomTree BioRevolution Index Committee (the “Committee”), a standing index committee of WisdomTree Investments, Inc. (“WisdomTree”), ticker WETF. The Committee will be composed of not less than 3 members. The Committee is responsible for making broad decisions with respect to the implementation, ongoing management, operation and administration of the Index. The primary function of the Committee is to make sure the Index rules are implemented correctly and comprehensively, provided that the published Index composition shall be as determined by the Committee.

The Committee meetings will generally be held on a quarterly basis or such frequency in relation to the reconstitution and/or rebalance frequency of the Index, and may be held more frequently as circumstances require.

The composition of the Committee may from time to time be changed to reflect changes in market conditions.

3.	Key Features

3.1.	Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the market management team of the third-party independent index calculation agent and must list shares on eligible stock exchanges.

Component companies must be incorporated, domiciled and have their shares listed on a stock exchange in one of the following countries: United States, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom, Japan, Australia, Israel, Hong Kong, Singapore or Canada. Companies listed in Japan must list their shares on the Tokyo Stock Exchange.

Companies need to have market capitalization of at least $300 million and an average daily dollar volume greater than $1,000,000 for each of the three months preceding the Screening Date (after the close of trading on the last trading day in March and September).

Common stocks, REITs, tracking stocks, holding companies, ADRs, GDRs and EDRs are eligible for inclusion. Limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and mortgage REITs are excluded. Preferred stocks, closed-end funds, passive foreign investment companies, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree is not eligible for inclusion in any of WisdomTree’s equity indexes.

Eligible companies must be involved in BioRevolution Activities. The key sectors listed below are used as guidelines to determine if a company is primarily involved in BioRevolution Activities. A company’s engagement in these sectors is indicated via applicable language in its Annual Report, 10K or equivalent report, as well as via exposure to relevant industry classifications.

Human Health – the application of genetic technologies to prevent and treat disease, leading to significant enhancements to human health, wellbeing, and longevity; the applications of human genetic technologies to new classes of consumer products personalized for each individual.

Agriculture and Food – the transformation of agriculture, aquaculture, and food production, creating healthier and more sustainable models for feeding the growing global population.

Materials, Chemicals, and Energy – biological re-engineering used to produce an increasing percentage of the physical inputs needed for manufacturing.

Biological Machines and Interfaces – DNA as a storage solution.

Qualitative and quantitative characteristics of eligible companies are evaluated by the Committee. Companies that are representative of the aforementioned BioRevolution Activities and sectors are selected for inclusion in the Index by the Committee.

3.2       Base Date and Base Value

The Index was established with a base value of 200 on April 30, 2021.

3.3       Calculation and Dissemination

The following formula is used to calculate the index levels for the BioRevolution Index:

Si{SiPiEi}

D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. dollars.

The Index is calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both, price and total-return basis, in U.S. dollars, and disseminated on an end-of-day basis.

3.4       Weighting

The Index is a modified equally weighted index. The Committee makes strategic decisions regarding the weight allocated to the selected BioRevolution sectors and stocks based on quantitative and qualitative criteria.

The Weighting Date is when component weights are set, and it occurs after the close of trading on the second Friday of the rebalance month. The Index is reconstituted on a semi-annual basis following the close of trading on the third Friday in April and October.

3.5       Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the net total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6       Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

4.1.	Component Changes

Additions

Additions to the Index are made at reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the third Friday in April and October. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below or as otherwise determined by the Committee consistent with the criteria herein.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.1 Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification. The Committee may remove a company it has determined to be in extreme financial distress if the Committee deems the removal necessary to protect the integrity of the Index. If removed, its weight will be reallocated to the remaining constituents in the Index.

4.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index or as otherwise determined by the Committee consistent with the criteria herein.

5.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, the Committee reserves the right to determine the appropriate implementation method.

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1 Companies being acquired will be deleted from the Index immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

Companies that are acquired, de-listed, file for bankruptcy, or re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

6.	Selection Parameters

Selection parameters for the Index are defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index unless otherwise determined by the Committee. The component companies are assigned weights in the Index as defined in section 3.4., and reconstitution of the Index takes effect as defined in section 4.1.